Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE SALE OF THE TORUN
PLAZA SHOPPING CENTER IN POLAND

Tel Aviv, Israel, October 25, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcements dated June 21, 2017 and August 30, 2017, that its subsidiary, Plaza Centers N.V. (“Plaza”) has concluded the final terms regarding the sale of shares in the SPV holding of the Torun Plaza shopping center in Poland (“Asset”) to an investment fund.

The signing of the transaction has been set for the beginning of November 2017 with final closing and settlement expected by the end of November, conditional on the buyer receiving bank financing, which was already approved and is expected to be concluded during November 2017.

The agreement reflects an estimated value for the Asset of €70.6 million including an additional forecasted payment at the end of May 2018 for new leases signed by the end of April 2018 (if and to the extent that such agreements will be signed) (“earn out period”).

The total expected net proceeds to Plaza, following the deduction of the related bank loan, earn out period and other working capital adjustments in accordance with the balance sheet of the SPV, are estimated to be approximately €29.4 million.

The transaction is subject to the actual signing of a definitive agreement, the fulfillment of all conditions precedent that will be determined in the definitive agreement and the closing of the transaction.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com